QUATERRA RESOURCES INC.

1100 – 1199 West Hastings Street, Vancouver, B.C. V6E 3T5
Telephone: (604) 681-9059 Fax: (604) 688-4670

NOTICE OF MEETING

TO:        The Shareholders of Quaterra Resources Inc.

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the “Meeting”) of the holders of common shares (“Shares”) of Quaterra Resources Inc. (the “Company”) will be held at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5 on Tuesday, July 17, 2007 at the hour of 10:00 am, Pacific Daylight Time, for the following purposes:

1.	To receive and consider the report of the directors and the consolidated financial statements together with the auditor’s report thereon for the financial year ended December 31, 2006;

2.	To determine the number of directors at seven (7);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year;

5.	To consider and, if thought fit, to approve the Company’s 2007 Rolling Incentive Stock Option Plan described in the Information Circular; and

6.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Registered shareholders are entitled to vote at the Meeting in person or by proxy. Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and return the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice. Unregistered shareholders who received the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 13th day of June 2007

BY ORDER OF THE BOARD

(signed) Thomas C. Patton
Thomas C. Patton, President and Chief Executive Officer

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your Shares not being eligible to be voted by proxy at the Meeting.